SECURITIES AND EXCHANGE COMMISION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                                December 24, 2002

                             SCITEX CORPORATION LTD.
                 (Translation of registrant's name into English)

                                3 Azrieli Center
                                Triangle Building
                                 Tel Aviv, 67023
                                     Israel
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F [x]  Form 40-F ____

   Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

                                  Yes ____ No [x]

Attached to the Registrant's Form 6-K, and incorporated by reference herein is the Registrant's press release dated December 22, 2002, announcing that the Registrant signed an agreement to combine Scitex Vision Ltd. and Aprion Digital Ltd.

                                    SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           SCITEX CORPORATION LTD.

                                           Yahel Shachar
                                           Chief Financial Officer

December 24, 2002























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[LOGO OMITTED]

                                                                            NEWS

FOR IMMEDIATE RELEASE

          SCITEX CORPORATION SIGNS AGREEMENT TO COMBINE SCITEX VISION
           AND APRION DIGITAL, CREATING A GLOBAL, LEADING PROVIDER OF
                      INDUSTRIAL INKJET PRINTING SOLUTIONS

TEL AVIV,  ISRAEL - DECEMBER 22, 2002.  Scitex  Corporation Ltd. (NASDAQ & TASE:
SCIX), a world leader in industrial digital inkjet printing solutions, announced today that it has signed a definitive share exchange agreement to combine the business of its wholly-owned subsidiary, Scitex Vision Ltd., with that of a venture backed Aprion Digital Ltd. (Scitex currently holds approximately 42.5% of Aprion's share capital and certain shareholders of Scitex currently hold approximately 28.5% of Aprion's share capital). The combined entity will become a leading provider of industrial digital printing solutions. The combined business will operate under the name Scitex Vision, while promoting the Aprion name for its unique inkjet head technology.

Under the terms of the agreement, Aprion will acquire from Scitex all the outstanding share capital of Scitex Vision in exchange for shares in Aprion. The shares will be allotted to Scitex, at an exchange ratio of an approximate two to one basis, between Scitex Vision and Aprion, respectively, which reflects an adjustment from the previously announced exchange ratio of a one to one basis. Following such adjustment in the exchange ratio and certain other adjustments relating to Aprion's share capital, it is expected that, after the closing of the transaction, Scitex will hold, in the aggregate and subject to any further adjustments, approximately 75% of Aprion's outstanding share capital (equating to approximately 65% of Aprion's share capital on an as converted and fully diluted basis). At or prior to the closing of the transaction, Scitex will strengthen the share capital of Scitex Vision by an infusion of $15 million.

The closing of the transaction is subject to the conclusion of due diligence, regulatory and shareholders approvals (which in the case of Scitex, requires a minimum level of support by Scitex's non-interested shareholders), and is intended to be completed by year-end.

Scitex Vision Ltd., headquartered in Herzlia, Israel, with global operations, is a leading developer, manufacturer and service provider of wide and super-wide format digital printing systems and consumables.

Aprion Digital Ltd., a company based in Netanya, Israel, is a developer, manufacturer and service provider of Drop-On-Demand inkjet technologies and systems for a variety of industrial, end user, digital printing applications. Aprion's first commercial applications are in the corrugated packaging and wide format printing markets.

Scitex Corporation Ltd., through its wholly owned subsidiaries and strategic investments, is a world leader in digital industrial inkjet printing solutions. Scitex shares trade on NASDAQ and The Tel Aviv Stock Exchange under the symbol SCIX. For more information, please visit our Web site at www.scitex.com.

EXCEPT FOR THE HISTORICAL INFORMATION HEREIN, THE MATTERS DISCUSSED IN THIS NEWS RELEASE INCLUDE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE "SAFE HARBOR" PROVISIONS OF THE U.S. PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARDLOOKING STATEMENTS THAT ARE BASED ON VARIOUS ASSUMPTIONS (SOME OF WHICH ARE BEYOND THE COMPANY'S CONTROL) MAY BE IDENTIFIED BY THE USE OF
FORWARD-LOOKING TERMINOLOGY, SUCH AS "MAY", "CAN BE", "WILL", "EXPECTS", "ANTICIPATES", "INTENDS", "BELIEVES", "PROJECTS", "POTENTIAL", AND SIMILAR WORDS AND PHRASES. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE SET FORTH IN FORWARD-LOOKING STATEMENTS DUE TO A VARIETY OF FACTORS, INCLUDING, BUT NOT LIMITED TO, (1) RISKS IN PRODUCT AND TECHNOLOGY DEVELOPMENT, (2) MARKET ACCEPTANCE OF NEW PRODUCTS AND CONTINUING PRODUCT DEMAND, (3) THE IMPACT OF COMPETITIVE PRODUCTS AND PRICING, (4) CHANGES IN DOMESTIC AND FOREIGN ECONOMIC AND MARKET CONDITIONS, (5) TIMELY DEVELOPMENT AND RELEASE OF NEW PRODUCTS BY STRATEGIC SUPPLIERS, (6) THE IMPACT OF THE COMPANY'S ACCOUNTING POLICIES, AND
(7) THE OTHER RISK FACTORS DETAILED IN THE COMPANY'S MOST RECENT ANNUAL REPORT AND OTHER FILINGS WITH THE US SECURITIES AND EXCHANGE COMMISSION. EXCEPT AS MAY BE REQUIRED BY LAW, THE COMPANY DOES NOT UNDERTAKE, AND SPECIFICALLY DISCLAIMS, ANY OBLIGATION TO PUBLICLY RELEASE THE RESULTS OF ANY REVISIONS WHICH MAY BE MADE TO ANY FORWARD-LOOKING STATEMENTS TO REFLECT THE OCCURRENCE OF ANTICIPATED OR UNANTICIPATED EVENTS OR CIRCUMSTANCES AFTER THE DATE OF SUCH FORWARD-LOOKING STATEMENTS.

SCITEX AND THE SCITEX LOGO, ARE REGISTERED TRADEMARKS AND SERVICE MARKS OF SCITEX CORPORATION LTD. APRION IS A TRADEMARK OF APRION DIGITAL LTD.

CONTACTS

SCITEX CORPORATION LTD.

Yahel Shachar                              Dalit Yehuda
Chief Financial Officer                    Corporate Assistant
Tel: +972 3 607-5755                       Tel: +972 3 607-5755
Fax: +972 3 607-5756                       Fax: +972 3 607-5756
E-mail: yahel.shachar@scitex.com           E-mail: Dalit.Yehuda@scitex.com